UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-38615

CUSIP NUMBER
87663X102

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TATTOOED CHEF, INC.

Full Name of Registrant

FORUM MERGER II CORP

Former Name if Applicable

6305 Alondra Boulevard

Address of Principal Executive Office (Street and Number)

Paramount, California 90723

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On June 30, 2021, Tattooed Chef, Inc. (the “Registrant”), determined that, effective at the end of its fiscal year ended December 31, 2021, it would be a large accelerated filer. This is the first time that the Registrant has been subject to a 60 day (rather than 90 day) filing deadline and, despite devoting all available resources, was unable to finalize its consolidated financial statements within the shortened timeline leading up to the March 1, 2022 filing deadline. The Registrant expects to file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephanie Dieckmann	(562)	602-0822
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue will be significantly higher as a result of our year-over-year growth. Operating expenses will also be significantly higher, as a result of that growth (driven in part by a large increase in sales and marketing, that also increased operating expenses), significant increases in freight and transportation costs felt throughout our industry, and the fact that expenses associated with being a public company were present for all of 2021, but only for the fourth quarter of 2020. Our loss from operations will also increase significantly in 2021 as a result of the increased operating expenses noted above. In addition, our net income (loss) will be materially and negatively impacted by (i) a one-time non-recurring gain of approximately $37.2 million that was related to the settlement of a contingent consideration derivative liability (related to fluctuations in the value of certain warrants) and a one-time income tax benefit of $40.3 million both of which were recorded in 2020 for a total of $67.5 million, and neither of which was present in 2021. During 2021, we recorded a full valuation allowance on a deferred tax asset recorded in 2020 resulting in a tax expense of approximately $44.0 million.

Forward Looking Statements

This notice contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning us and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of management, as well as assumptions made by, and information currently available to, management. Forward-looking statements may be accompanied by words such as “achieve,” “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “drive,” “estimate,” “expect,” “forecast,” “future,” “grow,” “improve,” “increase,” “intend,” “may,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside our control. We caution readers not to place undue reliance upon any forward-looking statements.

________________________TATTOOED CHEF, INC._________________________.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2022	By:	/s/ Stephanie Dieckmann
Name: Stephanie Dieckmann Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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